January 9, 2015

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Take-Two Interactive Software, Inc.
Confidential Treatment Applications Filed October 31, 2014

Regarding Exhibit 10.1 to Form 10-Q Filed October 30, 2014

CF No.31700

Regarding Exhibit 10.1 to Form 10-Q Filed June 5, 2009

CF No. 31715

Regarding Exhibit 10.2 to Form 10-Q Filed February 4, 2014

CF No. 31716

Regarding Exhibit 10.2 to Form 10-Q Filed February 6, 2013

CF No. 31717

Regarding Exhibit 10.1 to Form 10-Q Filed February 3, 2012

CF No. 31718

Regarding Exhibit 10.3 to Form 10-Q Filed November 8, 2011

CF No. 31719

File No. 001-34003

Dear Ms. Mills-Apenteng:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission pertaining to Take-Two Interactive Software, Inc.’s (the Company”) above-referenced Confidential Treatment Applications, filed October 31, 2014 (each, a “Confidential Treatment Request”, and, collectively, the “Confidential Treatment Requests”), as contained in the letter, dated December 19, 2014 (the “Comment Letter”).

We have set forth the Staff’s comment below with the Company’s corresponding response.

Duration of Confidential Treatment

Staff Comment:

It appears that each agreement has a termination date of December 31, 2017 and that you have requested confidential treatment for each agreement through December 31, 2019.  Please note that confidential treatment beyond the minimum term of an agreement is usually inappropriate. We will not object to a request for confidential treatment through December 31, 2017. Please revise your applications accordingly or advise.

Company Response:

The Company will revise and resubmit the Confidential Treatment Requests to request confidential treatment through December 31, 2017, rather than December 31, 2019.

Amendment to the XBOX 360 Publisher License Agreement (CF No. 31700)

Staff Comment:

We note that you have requested confidential treatment for the termination date in Section 17.1 of the agreement. Confidential treatment is not appropriate for information that is required to be disclosed and/or material and the termination date of an agreement filed as an exhibit to your reports is presumptively material. Refer to Section II.B.2 of our Staff Legal Bulletin No. 1A. Please amend your application to disclose the termination date and amend your Form 10-Q to refile the agreement with fewer redactions.

Company Response:

The Company will revise the Confidential Treatment Request relating to Exhibit 10.1 to the Company’s Form 10-Q for the fiscal quarter ended September 30, 2014, filed October 30, 2014 (the “Form 10-Q”) to disclose the termination date in Section 17.1 of the agreement.  The Company will also re-file the agreement with the termination date non-redacted pursuant to an amendment to the Form 10-Q.

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Should you have any questions concerning this letter please call the undersigned at (646) 536-3001.

Very truly yours,

/s/ Daniel Emerson

Daniel Emerson, Esq.
EVP & General Counsel

cc:                                Lainie Goldstein (Take-Two Interactive Software, Inc.)

Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)

Sean M. Ewen, Esq. (Willkie Farr & Gallagher LLP)